FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


            For the month of September 1, 2003 to September 30, 2003


                          CITYVIEW CORPORATION LIMITED
                              SEC FILE No. 00028794


             Level 9, 28 The Esplanade, Perth Western Australia 6000



[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F.....v.....   Form 40-F...................

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes............. No.....v......

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-.............................

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                          CITYVIEW CORPORATION LIMITED
                                  (Registrant)


Date October 14, 2003


/s/THINAGARAN
.................................................
THINAGARAN
Director

                              LIST OF ASX DOCUMENTS

                  FROM SEPTEMBER 1, 2003 TO SEPTEMBER 30, 2003

               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION



555    Consolidated Financial Statements for the Half Year Ended 30 June 2003

                          CITYVIEW CORPORATION LIMITED
                                (ACN 009 235 634)



                        CONSOLIDATED FINANCIAL STATEMENTS
                      FOR THE HALF YEAR ENDED 30 JUNE 2003




Contents                                                            Page Number


Corporate Directory                                                       2
Directors' Report                                                         3
Review of Operations                                                     3-5
Directors' Declaration                                                    6
Consolidated Statement of Financial Performance                           7
Consolidated Statement of Financial Position                              8
Consolidated Statement of Cash Flows                                      9
Notes to and forming part of the Consolidated Financial Statements      10-11
Auditors' Report                                                          12

                               CORPORATE DIRECTORY

Directors                                    Company Secretary

Ahmad Iqbal Saddique   Chief Executive        John Arbouw
Yusufali M Jumabhoy    Chairman
Goh Yong Kheng                     Director
Ee Beng Yew                                   Australian Share Registry
Thinagaran                         Director
Md Nazri Ramli                     Director   Computershare Registry
John F Arbouw                      Director   Services
                                              45 St Geroge's Terrace
Registered Office                             Perth, Western Australia,
                                              6000
Level 9
28 The Esplanade                              Telephone: (61-8) 9323 2000
Perth  Western Australia    6000              Facsimile: (61-8) 9323 2033

Telephone:     (61-8) 9226 4788               USA Share Registry
Facsimile:     (61-8) 9226 4799
Email:         info@cityviewcorp.com          Computershare Trust Company, Inc.
Web:           www.cityviewcorp.com           350 Indiana Street
                                              Suite 800
Auditors                                      Golden Colorado CO 80401

BDO Chartered Accountants                     Telephone: (303) 262 0600
267 St George's Terrace                       Facsimile: (303) 262 0603
Perth   Western Australia   6000

                                              Stock Exchange Listings
USA Auditors
                                              Australian Stock Exchange Limited
Sherb & Co., LLP                              Trading Code: CVI
805 Third Avenue
New York NY 10022                             NASD OTC Bulletin Board
                                              Trading Code: CTVWF
USA Attorney

Gary B Wolff, P C
805 Third Avenue
New York NY 10022

                                DIRECTORS' REPORT

The Directors of CityView Corporation Limited ("CityView" or "the Company") present the financial report for the half-year ended on 30 June 2003.

In order to comply with the provisions of the Corporations Act, the directors report as follows:

The names and particulars of the directors of the Company during or since the end of the half-year are:

Yusufali M Jumabhoy
Ahmad Iqbal Saddique
Goh Yong Kheng
Ee Beng Yew
Thinagaran
Md Nazri Ramli
John F Arbouw

Messrs Saddique, Goh, Ee and Thinagaran are associated with Midwestern Oil Pte Ltd (formerly Falcon Oil Pte Ltd), which is CityView's single largest shareholder. Midwestern Oil Pte Ltd is a Singaporean company and a co-venturer with CityView in the Madura and Simenggaris Blocks. Midwestern shareholders have interests in substantial oil and gas producing fields in Central Asia and also interests in water treatment and oil technology businesses.

Md Nazri Ramli is an associate of Malaysia Mining Corporation Berhad Ltd, CityView's second largest individual shareholder.

Review of Operations
CityView is an independent energy company concentrating its activities primarily in South East Asia with prospects in Indonesia and offshore Philippines.

Oil & Gas Indonesia
CityView has a 25% gross interest in both the Madura (674,100 acres) and Simenggaris (675,582 acres) Blocks. The Operator of the two blocks is PT Medco Energi Internasional TBK (`Medco").


Madura Block - Madura Island, Indonesia: Telaga # 1

Throughout Q1, mobilisation of rig and drilling equipment from the Tambuku #1 block took place and was completed in early March. The commencement of drilling had to await inspection and authorisation by MIGAS, which was delayed. Spud-in took place at 12 noon March 29, 2003. Regular reports on the drilling of Telaga #1 can be viewed at www.cityviewcorp.com under "Recent Announcements".

The target depth of 10,200 feet (sub sea) was reached in early July. The operator obtained permission from the relevant authority, BPMIGAS to continue drilling to 11,000 feet. However due to hole problems, the Operator was unable to drill beyond 10,650 and this is the final total depth of the well. Electric logs and mud logs indicated possible gas bearing zones in the drilled Prupuh formation. Probable test intervals have been identified and the Operator has confirmed that it will carry out testing on one zone for now and this testing program is currently being carried out.

The Operator has indicated that it will be carrying out a thorough evaluation of all the wells in this block and will advise CityView on their recommendations shortly. This will include the feasibility of the further testing program on Tambuku and the delineation well in Sebaya.

                           DIRECTORS' REPORT continued

Simenggaris Concession - Kalimantan Indonesia
The Simenggaris block is programmed to drill a further two wells. These wells are "Bangku Besar" and "Sesayap" #1. In October 2002, the Operator advised CityView that the estimated reserves, based on information available to the Operator, for the wells were:

Bangku Besar A1   27 MMBO oil   and 127 BCF gas
Sesayap B         29 MMBO oil   and 108 BCF gas

These estimates are furnished to CityView by the Operator and have not been verified in accordance with Australian Stock Exchange Listing rules 5.11,5.12 and 5.13. CityView released the estimated reserves in good faith but advises investors not to rely on same.

The Operator further advised that drilling of the Bangku Besar Barat and Sesayap wells would not be commenced until a seismic survey had been performed over the fields. The seismic survey is expected to commence within the next few months. The Operator wishes to perform a seismic survey, as the geological data from the survey will assist them in determining which part of the block to relinquish to the Indonesian authorities in Year 2004. Under the terms of the agreement, 25% of the block is to be relinquished to the Indonesian authorities in Year 2004.

Sands Solutions Group Pty Ltd ("Sands Solutions")
As reported on December 5, 2002, CityView obtained an order from the Supreme Court of Western Australia appointing Mervyn Jonathan Kitay of Grant Thornton as receiver and manager of Sands Solutions Group Pty Ltd.

Throughout the Quarter, the Receiver and Manager was still in the process of realising the assets and undertaking of Sands Solutions. The Board of CityView will know in due course the recoverability of the loan. Pending the outcome of the realisation of the said asset, the Board decided that provision should be made in CityView's accounts for this loan.

In light of the above matters, the Board also instructed Grant Thornton to carry out a review of Sands Solution's financial accounts and to scrutinise all significant transactions of Sands Solutions for the last three years and to advise if the same were in order. In the event that the said review reveals any discrepancies in the financial accounts or in any significant transaction, the Board has resolved to put the results of the review in the hands of their solicitors and obtain professional advice on the matter.

The Board views this entire matter with deep concern and intends to pursue all and any remedies that CityView may have, whether against Sands Solutions or any other person, to recover any loss that it should suffer in this matter.

The Board placed this matter in the hands of Allens Arthur Robinson, a leading Australian law firm, which has reviewed the documentation and circumstances and given the Board formal legal advice on the same. The Board will be taking action on the advice received from Allens Arthur Robinson in the near future.

Signed on behalf of the directors in accordance with their resolution for that purpose.


/s/THINAGARAN
THINAGARAN
Director


20 August 2003
                                       5

                             DIRECTORS' DECLARATION


The directors of the Company declare that:

1. The financial statements and notes, as set out on pages 8. to 12 inclusive:

         (a) comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and

         (b) give a true and fair view of the consolidated entity's financial position as at 30 June 2003 and its performance as represented by the results of its operations and its cash flows for the half-year ended on that date.

2. In the opinion of the directors there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.


This declaration was made in accordance with a resolution of the directors.




/s/THINAGARAN
THINAGARAN
Director

20 August 2003

                          CITYVIEW CORPORATION LIMITED
                                (ACN 009 235 634)

                 Consolidated Statement of Financial Performance
                      For the Half-Year Ended 30 June 2003



                                                                     Half-Year          Half-Year
                                                                       Ended              Ended
                                                  Notes              30-Jun-03          30-Jun-02
                                                                         $                  $


Revenues from ordinary activities                                       8,965             470,416

Employee wages and benefits expenses                                  (42,586)            (98,422)

Depreciation and amortisation expenses                                 (4,286)             (3,326)

Other expenses from ordinary activities                              (623,659)           (753,695)

                                                                   ---------------------------------------
Profit/(loss) from ordinary activities before
 Income tax expense                                  2               (661,566)           (385,027)
                                                                   ---------------------------------------
Income tax attributable to operating (loss)                                 -                   -
                                                                    --------------------------------------
Profit/(loss) from ordinary activities after
 income tax expense                                                  (661,566)           (385,027)

Net profit/(loss) attributable to members of
 the entity                                                                 -                   -
                                                                    --------------------------------------

Basic earnings/(loss) per share (cents per share)                        (0.9)               (0.6)
Diluted earnings/(Loss) per share (cents per share)                      (0.9)               (0.6)




 Notes to and forming part of the half-year consolidated accounts are attached.

                          CITYVIEW CORPORATION LIMITED
                                (ACN 009 235 634)

                  Consolidated Statement of Financial Position
                               As at 30 June 2003



                                                                            30-Jun-03          31-Dec-02
                                                                               $                  $
CURRENT ASSETS
Cash assets                                                                  1,020,060          1,499,508
Receivables                                                                      6,352             23,612
                                                                    --------------------------------------
TOTAL CURRENT ASSETS                                                         1,026,412          1,523,120
                                                                    --------------------------------------

NON CURRENT ASSETS
Receivables                                                                  7,952,187          7,952,187
Equipment                                                                        8,867              7,907
Acquisition, exploration and development                                             2                  2
                                                                    --------------------------------------
TOTAL NON CURRENT ASSETS                                                     7,961,056          7,960,096
                                                                    --------------------------------------
TOTAL ASSETS                                                                 8,987,468          9,483,216
                                                                    --------------------------------------

CURRENT LIABILITIES
Provisions                                                                      18,915                  -
Payables                                                                       230,679             84,415
                                                                    --------------------------------------
TOTAL CURRENT LIABILITIES                                                      249,594             84,415
                                                                    --------------------------------------

NON CURRENT LIABILITIES
Provisions                                                                      13,500             12,860
                                                                    --------------------------------------
TOTAL NON CURRENT LIABILITIES                                                   13,500             12,860
                                                                    --------------------------------------
TOTAL LIABILITIES                                                              263,094             97,275
                                                                    --------------------------------------
NET ASSETS                                                                   8,724,374          9,385,941
                                                                    --------------------------------------

EQUITY
Contributed equity                                                          57,235,996         57,235,996
Accumulated losses                                                        (48,511,622)       (47,850,055)
                                                                    --------------------------------------
TOTAL EQUITY                                                                 8,724,374          9,385,941
                                                                    --------------------------------------


 Notes to and forming part of the half-year consolidated accounts are attached.

                          CITYVIEW CORPORATION LIMITED
                                (ACN 009 235 634)

                      Consolidated Statement of Cash Flows
                      For the Half-Year Ended 30 June 2003



                                                                       Half-Year        Half-Year
                                                                         Ended            Ended
                                                                       30-Jun-03        30-Jun-02
                                                                           $                $

CASH FLOWS FROM OPERATING ACTIVITIES
Interest received                                                        26,225           30,810
Payment to suppliers and employees                                     (500,427)        (900,814)
                                                                    ----------------------------------
Net cash outflow from operating activities                             (474,202)        (870,004)

CASH FLOWS FROM INVESTING ACTIVITIES

Interest on loan to Sands Solutions                                           -          121,974
Receipts/(Payment) for investment in listed corporations                      -          335,467
Purchase of property, plant and equipment                                (5,246)          (4,781)
Payments for Acquisitions, Exploration and Development                        -         (764,170)
                                                                    ----------------------------------
Net cash outflow from investing activities                               (5,246)        (311,510)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issue of shares                                                 -        2,940,000
                                                                    ----------------------------------
Net cash inflow from financing activities                                     -        2,940,000

Net increase (decrease) in cash held                                   (479,448)        1,758,486
Cash at the beginning of the half-year                                1,499,508          101,883
                                                                    ----------------------------------
Cash at the end of the half-year                                      1,020,060        1,860,369
                                                                    ----------------------------------


 Notes to and forming part of the half-year consolidated accounts are attached.

                          CITYVIEW CORPORATION LIMITED
                                (ACN 009 235 634)

             Notes to and Forming Part of the Consolidated Accounts
                      For the Half-Year Ended 30 June 2003


1.       Summary of significant accounting policies

(a) Basis of Preparation
The half-year consolidated accounts for the interim Half Year reporting period ended 30 June 2003 are a general purpose financial report prepared in accordance with the Corporations Act 2001, Accounting Standard AASB1029: Interim Financial Reporting, Urgent Issues Group Consensus Views and other authoritative pronouncements of the Australian Accounting Standards Board.

The half-year financial report should be read in conjunction with the annual financial report for the year ended 31 December 2002 together with any announcements made by the Company and its controlled entities during the half-year in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

The accounting policies have been consistently applied by the entities in the parent entity and are consistent with those applied in the annual financial report for the year ended 31 December 2002.

The half-year report does not include full disclosures of the type normally included in an annual financial report.

                                                               Half-Year Ended   Half-Year Ended
                                                                30 June 03          30 June 02
                                                                    $                   $
2.       Operating Loss
The operating loss before income tax includes
The following items of revenue and expense:

Revenue
Interest revenue - other entities                                   8,965            134,949
Profit on sale of CGX Energy shares                                     -            335,467

Expense
Disposal of UK Subsidiary                                               -            257,234


                          CITYVIEW CORPORATION LIMITED
                                (ACN 009 235 634)

             Notes to and Forming Part of the Consolidated Accounts
                      For the Half-Year Ended 30 June 2003


3. Financial Reporting by Industry Segments Primary reporting - business segments

                    Investments                 Exploration             Eliminations          Consolidated
                  30.06.03   30.06.02      30.06.03     30.06.02    30.06.03   30.06.02   30.06.03   30.06.02
                      $          $             $           $           $          $          $           $
Total segment
revenue             8,965       470,416        -          -            -         -         8,965      470,416
                 ----------- ------------- -------- ------------ ---------- --------- ----------- -------------
Segment result   (661,566)     (385,027)       -          -            -         -      (661,566)    (385,027)



The major products and services covered by those segments are:
Investments from general financing and corporate activities
Exploration of oil and gas interests

4.  Subsequent events
    There has been no subsequent event that has effected the financial statements since the half-year ended 30 June 2003.

                                 BDO LETTERHEAD


                           INDEPENDENT REVIEW REPORT
                 To the members of CityView Corporation Limited

Scope
We have reviewed the financial report of CityView Corporation Limited for the half-year ended 30 June 2003 as set out on pages 6 to 11. The financial report is the consolidated accounts of the consolidated entity comprising the company and the entities it controlled at the half-year's end or from time to time during the half-year. The disclosing entity's directors are responsible for the financial report. We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029:
Interim Financial Reporting, other mandatory professional reporting requirements and statutory requirements and the Corporations Act 2001 in Australia, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and performance as represented by the results of its operations and its cash flows, and in order for the disclosing entity top lodge the financial statements with the Australian Securities & Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. A review is limited primarily to inquiries ot the entity's personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not expres an opinion.

Statement
Based on our reveiw, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of CityView Corporation Limited is not in accordance with:

(a) the Corporations Act 2001, including:
    (i) giving a true and fair of the consolidated entity's financial position as at 30 June 2003 and of its performance for the half-yar ended on that date; and
    (ii) complying with Accounting Standard AASB 1029: Interim Financial Reporting and the Corporations Regulations 2001:
(b) other mandatory professional reporting requirements.

Carrying Value of Assets
Without qualification to the statement expressed above, attention is drawn to the ultimate recovery of loans amounting to $7,952,187 to Medco Madura Pty Ltd and Medco Simenggaris Pty Ltd are dependent upon the future development and successful exploration or possible sales of the underlying areas of interest.

BDO
Chartered Accountants

/s/G F Brayshaw                                 August, 2003
Partner                                         Perth, Western Australia

     LIST OF AUSTRALIAN SECURITIES INVESTMENT COMMISSION ("ASIC") DOCUMENTS


                  FROM SEPTEMBER 1, 2003 TO SEPTEMBER 30, 2003

               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION




 AACT Form 7051 Half Yearly Report together with Consolidated Financial Statements For the Half Year Ended 30 June 2003 as lodged with ASX.



ASIC registered agent number
lodging party or agent name                   CITYVIEW CORPORATION LIMITED
office, level, building name or PO Box no.    LEVEL 9, BGC CENTRE
  street number and name                      28 THE ESPLANDE
               suburb/city                    PERTH            state/territory WA  postcode 6000
               telephone                      (08) 9226 4788
               facsimile                      (08) 9226 4799
               DX number                 suburb/city

                 Australian Securities & Investments Commission

        notification of                                                         form 7051

        Half Yearly Reports                                                     (ASX Form 1001)
                                                                                Corporations Act 2001
        (to be lodged within 75 days of the end of the accounting period)       285(2), 286(1), 320
______________________________________________________________________________________________________
Disclosing entity
Please complete A,B or C

        A a company

      name    CITYVIEW CORPORATION LIMITED
      A.C.N.  009 235 634

        B a body (other than a company)

      name _____________________________________
      A.R.B.N. (if applicable) _________________

        C. a registered scheme

      name _____________________________________
      A.R.S.N. _________________________________

________________________________________________________________________________________________________
Financial period

                         from 01/01/2003 to 30/06/2003

________________________________________________________________________________________________________
Certification

        I certify that the attached documents comprise the half year together with every other document that is required to be lodged with the repors by a disclosing entity under the Corporations Act 2001

________________________________________________________________________________________________________
Signature
                This form is to be signed by:
        if a company or a body a director or secretary or the equivalent if a registered scheme a director or secretary of the responsible entity acting in that capacity

     name of responsible entity     CITYVIEW CORPORATION LIMITED
                             A.C.N. 009 235 634
     name of person signing (print) THINAGARAN                capacity DIRECTOR

                          sign here /s/THINAGARAN             date 29/08/2003
_______________________________________________________________________________________________________

Small business (less than 20 employees), please provide an estimate of the time taked to complete this form

 Include
 - The time actually spent reading the instructions, working on the question and obtaining the information
 - The time spent by all employees in collecting and providing this information

        hrs             mins